

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
WASHINGTON, D.C. 20549-0402



03017854

NO ACT
P.E 3.7.03
1-1225

March 10, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Garrett L. Stackman
Corporate Counsel
Wyeth
Five Giralda Farms
Madison, NJ 07940

Re: Wyeth

Dear Mr. Stackman:

This is in regard to your letter dated March 7, 2003 concerning the shareholder proposal submitted by the Ethical Funds, Inc. and the General Board of Pension and Health Benefits of the United Methodist Church for inclusion in Wyeth's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Wyeth therefore withdraws its December 20, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Paul Neuhauser
1253 North Basin Lane
Sarasota, FL 34242

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660-5835 tel
973 660-7155 fax
stackmg@wyeth.com

Wyeth

December 20, 2002

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Regarding HIV/AIDS-TB-MALARIA

Dear Sir or Madam:

Wyeth (the "Company") has received for inclusion in the proxy materials for its 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting") a shareholder proposal (the "Proposal") from several proponents (the "Proponents") recommending that the Board of Directors "establish and implement standards of response to the health pandemic of HIV/AIDS, tuberculosis and malaria in developing countries, particularly Africa". A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2003 Annual Meeting pursuant to (i) Rule 14a-8(i)(7) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal relates to the Company's ordinary business operations; (ii) Rule 14a-8(i)(5) under the Exchange Act because the Proposal is not significantly related to the Company's business; and (iii) Rule 14a-8(i)(3) under the Exchange Act because the Proposal is contrary to the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits the inclusion of false and misleading statements in proxy solicitation materials.

I. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporation laws of most states (including Delaware, the state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of

Wyeth

Directors and management and not the stockholders.[1] In some cases, a proposal otherwise within the ambit of Rule 14a-8(i)(7) is not permitted to be omitted because the proposal falls within a range of issues with "significant policy, economic or other implications."

In the Company's view, the decisions regarding (i) which pharmaceutical products to develop and in which therapeutic areas the Company should concentrate its limited resources, (ii) the countries in which such products should be distributed and (iii) the pricing of its products are complex matters involving many business considerations. These decisions go to the core of the Company's ordinary business operations and they therefore are properly vested with Company management as authorized by the Board of Directors. The Company further believes that these decisions are outside of the purview of shareholders and should remain with management.

The Proposal focuses on development and sale of products to prevent and treat three specific infectious diseases; HIV/AIDS, tuberculosis and malaria. The SEC Staff has in many no-action letters permitted the exclusion of proposals under Rule 14a-8(i)(7) when the proposals relate to the sale of a particular product[2] or seek to provide input into the development of a drug company's products.[3] In addition, the Company believes that the public or social policy implications of the Proposal should not override the ordinary business exception and therefore the Company believes the Proposal is excludable under Rule 14a-8(i)(7).

In addition, the SEC has indicated that, in the event a proposal seeks an advisory report, as is the case with the Proposal, it would be excludable if the proposed report would involve a matter of ordinary business.[4]

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[1] *See*, Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors" in Rule 14a-8(i)(7).

[2] *See, Federated Department Stores, Inc.* (March 27, 2002), Wal-*Mart Stores, Inc.* (March 20, 2001); *Wal-Mart Stores, Inc.* (March 9, 2001); *Albertson's Inc.* (March 23, 2001); *Walgreen Co.* (Sept. 29, 1997; *Bristol-Myers Squibb Co.* (Mar. 10, 1992); *Bristol-Myers Squibb Co.* (Mar. 7, 1991); *International Business Machines* (March 7, 1988); *Archer Daniels Midland Co.* (Aug. 14, 1987); and *Quaker Oats Co.* (Aug. 14, 1987).

[3] See, *Merck and Co.* (Jan. 23, 1997).

[4] *See*, Exchange Act Release No. 20,091 (August 16, 1983), in which the Staff stated that it will allow companies to exclude proposals requiring issuance of a report on a

II. Rule 14a-8(i)(5) – Not Significantly Related to the Company's Business

Rule 14a-8(i)(5) permits exclusion of stockholder proposals if a proposal is not significantly related to the Company's business.

The Proposal relates to the development and distribution of pharmaceuticals for the prevention and treatment of HIV/AIDS, tuberculosis and malaria in developing countries, particularly in Africa. The Company currently has no marketed drugs to treat HIV/AIDS but does have one drug lead which is in very early development. The Company currently markets a small number of products which may be prescribed to treat tuberculosis but none to treat malaria. The net sales and gross profits for these drugs for 2001 were less than 5% of the net sales and gross profits for the Company and total assets relating thereto were also less than the 5% threshold set forth in Rule 14a-8(i)(5). In addition, the Company does not believe that the Proposal otherwise is significantly related to the Company's business and therefore the Proposal should be excludable under Rule 14a-8(i)(5).

III. Rule 14a-8(i)(3) – Violates Proxy Rules

Rule 14a-8(i)(3) permits exclusion of stockholder proposals which are contrary to proxy rules and regulations, including Rule 14a-9, to be excluded because they are so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented. They are thus inherently misleading. Rule 14a-9 prohibits false or misleading statements in proxy solicitation materials.

The Company is uncertain what the term "standards of response" means or what action is being proposed in the Proposal and believes that shareholders voting on the Proposal may also be confused as to what the Proposal is requesting. This language is at the crux of the Proposal and is vague and indefinite and therefore misleading.

Also, the Company does not market any compounds for the treatment of malaria. Therefore, the statement in the Proposal that "[o]ur Company: . . . [m]arkets a

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subject within the scope of the registrant's ordinary business, because to do otherwise "raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity." (Paragraph (c)(7) is the predecessor to Rule 14a-8(i)(7).

Wyeth

small number of products which may be prescribed to treat *malaria* and tuberculosis . . ." (emphasis added) is not accurate and should be amended to delete the reference to malaria.

Finally, the assertion with regard to "immunity from liability for generic manufacturers" is made without factual support and has no application to the Company's business. The drugs the Company sells which may be used in the treatment of tuberculosis are not patented and are in fact generic. The assertion is misleading and should be deleted.

Conclusion

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2003 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2003 Annual Meeting on or about March 18, 2003.

A copy of this letter and enclosures is being mailed to each of the Proponents.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annex. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman

Encl.

cc: The General Board of Pension and Health Benefits of The United Methodist Church

Ethical Funds Inc.

Eileen M. Lach
Corporate Secretary

WYETH STANDARDS OF RESPONSE TO THE HEALTH PANDEMIC OF HIV-AIDS-TB-MALARIA

WHEREAS:
HIV/AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Providing access to affordable, essential drugs in developing countries is a main strategy for achieving the UN Millennium Development Goals;

Twenty-five million people have died from AIDS since the early 1980's; 40 million people are currently infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need antiretroviral medicines are receiving them;

Without drastically expanded prevention and treatment efforts, 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS;

MALARIA causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saharan Africa;

Despite donation programs, promises of differential prices, international accords and public-private initiatives, poorest nations continue to suffer from lack of access to medicines;

The UNAIDS Director has stated that far greater action is needed by both government and private sector to ensure that treatment reaches those in greatest need;

Effective prevention, care and treatment strategies will require increased availability of and non-discriminatory access to vaccines, sterile injecting equipment, drugs, including antiretroviral therapy, diagnostics and related technologies, as well as increased research and development;

Pharmaceutical companies have the unique mission to provide health-giving medicines, a pivotal role in addressing health pandemics;

Our company:
Has acquired intellectual property rights to an experimental AIDS vaccine developed at Yale University;
Will receive $22.8 million from the National Institute of Allergy & Infectious Diseases (NIAID) over the next 5 years to expand research on its HIV/AIDS vaccine candidate;
Markets a small number of products which may be prescribed to treat malaria and tuberculosis, and produces numerous drugs and vaccines for infectious diseases;

More affordable pharmaceutical prices and immunity from liability for generic manufacturers of pharmaceuticals needed in developing countries are ways that our company can respond to the pandemic;

BE IT RESOLVED: Shareholders request the Board of Directors to establish and implement standards of response to the health pandemic of HIV/Aids, TB and Malaria in developing countries, particularly Africa. A report of such standards and their implementation would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT:
International non-governmental organizations have challenged the pharmaceutical industry to greater responses to the health crisis in developing countries. We believe that concrete action on the part of pharmaceutical companies is an important part of the world's response to this global tragedy. Not to respond would be a tragedy for infected peoples and for the good name and reputation of our company.

Please vote your proxy FOR these concerns.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wyeth

Via fax

Dear Sir/Madam:

I have been asked by The General Board of Pensions and Health Benefits of the United Methodist Church and Ethical Funds Inc. (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner (owning in aggregate more than 735,000 shares) of shares of common stock of Wyeth (hereinafter sometimes referred to as the "Company"), and who have jointly submitted a shareholder proposal to Wyeth, to respond to the letter dated December 20, 2002, sent to the Securities & Exchange Commission by the Company, in which Wyeth contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(5) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Wyeth's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to "establish and implement" a response to the AIDS epidemic (as well as the TB and malaria epidemics) in Africa (and other developing nations).

RULE 14a-8 (i)(3)

We do not believe that the phrase "standard of response" is in the least bit vague. It simply asks the Company to set forth its plans, if any, to respond the AIDS pandemic in Africa. No shareholder will be unable to understand what she or he is being asked to vote upon. Nor would any rational Board of Directors have any difficulty in understanding what the shareholders have requested it to do, were the shareholder proposal to pass. Consequently, the phrase is not so vague as to violate Rule 14a-8(i)(3).

In light of the Company's assertion with respect to malaria in its no-action letter request, the Proponents are willing to drop the words "malaria and" in the penultimate paragraph of the Whereas clause, as requested by the Company.

The Proponents do not believe that the final Whereas clause is misleading. The Company produces, and hopes to produce, many pharmaceuticals in addition to its generic tuberculosis drugs. The prior Whereas paragraph refers to developing AIDS drugs as well as to "numerous drugs and vaccines for infectious diseases", as well as "a small number of products to treat tuberculosis". The fact that the TB drugs are generic does not make the final paragraph misleading, since the final paragraph refers to non-generic AIDS drugs as well as to "numerous" other non-generic drugs for infectious diseases. Were the Staff to feel that the final paragraph was misleading because it might imply that the Company's tuberculosis drugs are patented, the Proponents would be willing to amend the penultimate paragraph to insert the word "generic" after the phrase "small number of" and the word "non-generic" in front of the phrase "drugs and vaccines for infectious diseases".

RULE 14a-8(i)(5)

In its no-action request, the Company states that it does not "CURRENTLY" sell drugs for the prevention or treatment of HIV/AIDS.

On the other hand, Wyeth admits in that letter that it is currently engaged in research on HIV/AIDS and that *it currently markets products to treat tuberculosis*.

As indicated in the penultimate paragraph of the Whereas clause, Wyeth has received government funding for AIDS research as well as having acquired rights to an AIDS vaccine. In connection with the funding grant, the Company issued a press release on May 17, 2002, which read:

NIAID Teams with Wyeth on HIV/AIDS Vaccine

The National Institute of Allergy and Infectious Diseases (NIAID) today announced the latest contract award in its innovative HIV Vaccine Design and Development Teams

(HVDDT) program, a public-private partnership mechanism aimed at accelerating HIV vaccine development. Wyeth Vaccines, a unit of Wyeth Pharmaceuticals, will receive $22.8 million over the next 5 years to expand research on a vaccine candidate that has been shown to prevent an AIDS-like disease in monkeys. The candidate vaccine uses a modified livestock virus to ferry into the body two HIV genes whose proteins boost the body's immunity to HIV. Researchers hope the vaccine will stimulate both parts of the immune system: antibodies to neutralize any free-floating HIV and specialized immune cells to kill any cells that HIV does manage to infect . . .

"HIV/AIDS vaccine candidates must travel a long pipeline from idea to reality," says NIAID Director Anthony S. Fauci, M.D. "The HVDDT program focuses on products in the middle of the pipeline and will bring us nearer to our goal of a safe and effective vaccine against HIV."

The vaccine candidate had its origin in the Yale University laboratory of NIAID grantee John K. Rose, Ph.D. Dr. Rose and his colleagues created a genetically engineered form of a virus called vesicular stomatitis virus (VSV), which can cause a mild disease in livestock. The engineered virus contains only two HIV genes-not the entire virus-so it cannot cause HIV infection or disease. Furthermore, the hybrid virus is deliberately weakened to make it even safer.

Early tests in monkeys inoculated with the VSV vector vaccine and then "challenged" by exposure to a form of HIV yielded promising results. Although the vaccinated monkeys did not escape infection, they all developed strong immune responses that protected them against disease. The vaccine itself did not cause any illness, and it could be administered nasally, a potentially important advantage for any vaccine destined for widespread use. Expanded animal tests are underway.

The new HVDDT is led by Wyeth's Stephen Udem, M.D., Ph.D. With Dr. Rose and others, the Wyeth scientists will refine several versions of the vaccine and scale-up production capacity. Eventually, the experimental vaccine will be tested in people through NIAID's HIV Vaccine Trials Network.

Similarly, Wyeth's annual report for 2001 states (page 20): "In addition, research is under way on therapeutic/ prophylactic vaccines for HIV."

The Proponents' shareholder proposal is directly related to the business of Wyeth. The Company has a major effort underway to develop a vaccine for AIDS. It also produces TB drugs. Consequently, It Wyeth most assuredly is in the business of "respond[ing] to the health pandemic of HIV/Aids", as described in the Proponents' proposal.

Since Wyeth is in the business of providing a response to the AIDS pandemic, the size of its sales (or profits) is not relevant provided the Proponents' shareholder proposal is "otherwise significantly related" to that business. Shareholder proposals dealing with AIDS in Africa have been found by the Staff to be non-economically significant to registrants who merely operate in the most severely affected regions of Africa. See *Caterpillar Inc.* (January 3, 2003). *A fortiori,* shareholder proposals submitted to pharmaceutical companies in the business of developing AIDS drugs should be deemed to be otherwise significantly related to the business of that pharmaceutical company.

For the foregoing reasons, Rule 14a-8(i)(5) is inapplicable to the Proponents' shareholder proposal.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the AIDS pandemic in Africa raises such a policy issue for pharmaceutical companies. The Proponents' shareholder proposal asks Wyeth to disclose how it will respond to that pandemic. Such a proposal is appropriate for a registrant that has an AIDS vaccine under development.

Had there been any question as to the seriousness of the underlying social problem and the need for pharmaceutical companies to be part of the response to the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection. . .
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

It is also worth noting that the Senate Foreign Relations Committee will consider a bill during the first week in February (co-sponsored by Senate Majority Leader Frist (R TN) and Sen. John Kerry (D MA)) which, according to *The Wall Street Journal* (January 30, 2003) is more generous than President Bush's proposal and is expected to pass the full Senate within two weeks. The article also noted that a similar bill passed the Senate last year.

In the 107th Congress, on December 11, 2001, the House passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001, and on July 12, 2002, the Senate passed (by unanimous consent) an amended version by substituting S 2525 and S 2649, described below. However, the house and Senate versions were never reconciled.

During the last Congress at least four bills concerning AIDS,TB and Malaria were cosponsored by Sen. Frist. (S 2525 "UNITED STATES LEADERSHIPAGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002", co-sponsored by Frist (R TN), Helms (R NC), DeWine (R OH), Hagel (R NE), Luger (R IN), Santorum (R PA), Smith (R OR), Kerry (D MA), Biden (D DE), Boxer (D CA), Daschle (D SD), Dodd (D CT), Durbin (D IL), Fingold (D WI), Leahy (D VT), Mikulski (D MD), Sarbanes (D MD), Wellstone (D MN); S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001 (officially described as a "A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis".), co-sponsored by Frist (R TN), Helms (R NC), Chaffee (R RI), DeWine (R OH), Hatch (R UT), Kerry (D MA), Durbin (D IL), Leahy (D VT), Liberman (D CT); S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002", co-sponsored by Frist (R TN), Kerry (D MA, Biden (D DE), Levin (D MI); S 2649 "INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002", cosponsored by Frist (R TN), DeWine (R OH), Santorum (R PA), Jeffords (I VT), Bingaman (D NM), Clinton (D NY), Corzine (D NJ), Daschle (D SD), Dodd (D CT), Durbin (D IL), Edwards (D NC), Feinstein (D CA), Murray (D WA), Harkin (D IA), Mikulski (D MD), Reed (D RI), Sarbanes (D MD).) Altogether, these bills, all of which dealt ith the same problem, were sponsored by some thirty senators.

Attached as Appendix A are the remarks of Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107 Cong 1st Sess, 147 Cong Rec S 6226.) Attached as Appendix B are the Congressional Findings which were a part of Senator Frist's bill and which recite the global devastation of AIDS (and which are very similar to, but longer (no 500 word limitations for senators!) than, the Proponents' Whereas clause). Attached as Appendix C are the Congressional Findings set forth in S 2525, as passed by the Senate on July 12, 2002. Note that Finding 17D states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including . . .pharmaceutical and biotechnology companies".

In light of the concerns expressed by the President and by numerous Senators, as well as of the unanimous action by the Senate itself, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a pharmaceutical company raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill address "the most pressing moral, humanitarian and public health crisis of modern times". The Proponents have asked Wyeth how it plans to respond to the crisis in Africa, where almost none of those who are ill can afford the medicines being developed by the Company. It is difficult in the extreme to believe that Wyeth truly believes that the Proponents' shareholder proposal does not raise an important policy issue which prevents the application of Rule 14a-8(i)(7) to that proposal.

That the pandemic in Africa raises significant policy issues can also be seen by the fact that the Staff has held that an AIDS shareholder proposal was significantly related to the business of a non-pharmaceutical issuer that does business in southern Africa. See *Caterpillar Inc.* (January 3, 2003). If it is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, it surely similarly raises a significant policy issue under (i)(7).

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Garrett L. Stackman, Esq.
All proponents
Sister Pat Wolf

APPENDIX A

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

- S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations_challenging us to follow her example_to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

APPENDIX B

SEC. XX03. FINDINGS.

Congress makes the following findings:

(1) HIV/AIDS, tuberculosis, and malaria disproportionately affect the world's poorest countries and together will cost the lives of 6,000,000 people this year alone.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 58,000,000 people worldwide have already been infected with HIV/AIDS, a fatal disease that is devastating the health, economies, and social structures in dozens of countries in Africa, and increasingly in Asia, the Caribbean, and Eastern Europe.

(3) AIDS has wiped out decades of progress in improving the lives of families in the developing world. As the leading cause of death in Africa, AIDS has killed 17,000,000 and will claim the lives of one quarter of the population, mostly productive adults, in the next decade. In addition, 13,000,000 children have been orphaned by AIDS--a number that will rise to 40,000,000 by 2010.

(4) The World Health Organization (WHO) estimates that 8,000,000 people each year become sick with tuberculosis, one of the most dangerous contagious diseases, easily transmitted through the air from those infected. Globally, tuberculosis kills at least 2,000,000 each year, is the leading killer of women between 15 and 44 years old, and is the most common cause of death in Africa in those with HIV/AIDS.

(5) More than 40 percent of tuberculosis cases in the United States result from importation of tuberculosis from foreign-borne persons. Multidrug-resistant tuberculosis spreads because of inadequate control programs and inappropriate use of anti-tuberculosis drugs—mostly in the developing world. Without a concerted international effort to increase the implementation of WHO-approved control strategies, the United States risks importation of this particularly dangerous form of tuberculosis.

(6) Malaria is a third disease that saps the social and economic strength tropical developing countries. Malaria affects more than 500,000,000 people each year and undermines not only the health and productivity of the world's poorest countries; malaria kills at least 1,000,000 each year, about 3,000 each day. In Africa, malaria kills a child every 40 seconds.

(7) Beyond the human toll, the economic impact of AIDS, malaria, and tuberculosis on regional economies is severe. According to UNAIDS, HIV/AIDS alone will reduce gross domestic product (GDP) of South Africa by 17 percent, or $22,000,000,000 over the next 10 years, and WHO estimates that sub-Saharan Africa's GDP would be 32 percent, or $100,000,000,000 higher now if malaria had been conquered 35 years ago. The current short term economic loss and direct cost of malaria is estimated to be up to $12,000,000,000 each year.

(8) The UNAIDS program estimates it will cost $3,000,000,000 for basic AIDS prevention and care services in sub-Saharan Africa alone, and at least $2,000,000,000 more if anti-retroviral drugs are provided widely. But in Africa, only $500,000,000 is currently available from all donors, lending agencies, and African governments themselves.

(9) For tuberculosis control, WHO estimates that a total of $1,000,000,000 per year will be necessary to effectively fight the tuberculosis epidemic, which will be spent to identify at least 70 percent of the cases and curing 85 percent of them. WHO indicates that an increase of $400,000,000 per year could make this goal a reality.

(10) The Secretary General of the United Nations, Kofi Annan, has called for a global fund to halt and reverse the spread of HIV/AIDS, malaria, and tuberculosis. The Secretary General proposed a multibillion dollar "war chest" financed jointly by donor governments and private contributors and, equally important, called on leaders from developing nations to give a much higher priority in their budgets to development of comprehensive health systems.

(11) The Secretary General has outlined the following five objectives for the fight against AIDS:

(A) To ensure that people everywhere know what to do to prevent infection.

(B) To prevent the transmission from mother to child.

(C) To provide care and treatment to those infected.

(D) To provide care to those affected by AIDS, especially orphans.

(E) To deliver scientific breakthroughs, especially vaccines.

(12) Prevention of new infections is key, although treatment

and care for those infected by HIV/AIDS is an increasingly critical component of the global response. Improving health systems, providing home-based care, treating AIDS-associated diseases like tuberculosis, providing for family support and orphan care, and making anti-retroviral drugs against HIV available will reduce social and economic damage to families and communities.

(13) Responding to the call from the Secretary General, the African heads of state meeting at the African Summit on HIV/AIDS, tuberculosis, and other infectious diseases in Abuja, Nigeria, April 25-27, committed to increasing to at least 15 percent the proportion of their budgets allocated to the health sector.

(14) Expanded United States financial support for new broad based international partnerships to control HIV/AIDS, malaria, and tuberculosis can help leverage substantial increases in global commitments to narrow the gap between need and currently available resources.

(15) The World Bank and WHO have demonstrated that investment in global public health activities to reduce HIV/AIDS, malaria, and tuberculosis not only is a humanitarian imperative, it also helps bolster the economic and social development necessary to build political and trade alliances. Further, containment of international disease threats has beneficial ramifications for Americans who are increasingly susceptible to global infectious disease threats.

APPENDIX C

SEC. 2. FINDINGS.

Congress makes the following findings:

(1) During the last 20 years, HIV/AIDS has assumed pandemic proportions, spreading from the most severely affected region, sub-Saharan Africa, to all corners of the world, and leaving an unprecedented path of death and devastation.

(2) According to the Joint United Nations Programme on HIV/AIDS (UNAIDS), more than 60,000,000 people worldwide have been infected with HIV since the epidemic began; more than 22,000,000 of these have lost their lives to the disease; and more than 13,000,000 children have been orphaned by the disease. HIV/AIDS is the fourth-highest cause of death in the world.

(3) At the end of 2001, an estimated 40,000,000 people were infected with HIV or living with AIDS. Of these, more than 2,700,000 were children under the age of fifteen and more than 17,600,000 were women. Women are four times more vulnerable to infection than are men and are becoming infected at increasingly high rates because in many societies women lack control over sexual encounters and cannot insist on the use of protective measures. Women and children who are refugees or are internally displaced persons are especially vulnerable to sexual violence, thereby increasing the possibility of HIV infection.

(4) As the leading cause of death in sub-Saharan Africa, AIDS has killed more than 17,000,000 people (more than 3 times the number of AIDS deaths in the rest of the world) and will claim the lives of one-quarter of the population, mostly adults, in the next decade.

(5) An estimated 1,800,000 people in Latin America and the Caribbean and another 7,100,000 people in Asia and the Pacific region are infected with HIV or living with AIDS. Infection rates are rising alarmingly in Eastern Europe (especially in the Russian Federation), Central Asia, and China.

(6) HIV/AIDS threatens personal security by affecting the health, lifespan, and productive capacity of the individual and the social cohesion and economic well-being of the family.

(7) HIV/AIDS undermines the economic security of a country and individual businesses in that country by weakening the productivity and longevity of the labor force across a broad array of

economic sectors and by reducing the potential for economic growth over the long term.

(8) HIV/AIDS destabilizes communities by striking at the most mobile and educated members of society, many of whom are responsible for security at the local level and governance at the national and subnational levels as well as many teachers, health care personnel, and other community workers vital to community development and the effort to combat HIV/AIDS. In some countries the overwhelming challenges of the HIV/AIDS epidemic are accelerating the outward migration of critically important health care professionals.

(9) HIV/AIDS weakens the defenses of countries severely affected by the HIV/AIDS crisis through high infection rates among members of their military forces. According to UNAIDS, in sub-Saharan Africa, many military forces have infection rates as much as five times that of the civilian population.

(10) HIV/AIDS poses a serious security issue for the international community by--

(A) increasing the potential for political instability and economic devastation, particularly in those countries and regions most severely affected by the disease; and

(B) decreasing the capacity to resolve conflicts through the introduction of peacekeeping forces because the environments into which these forces are introduced pose a high risk for the spread of HIV/AIDS.

(11) The devastation wrought by the HIV/AIDS pandemic is compounded by the prevalence of tuberculosis and malaria, particularly in developing countries where the poorest and most vulnerable members of society, including women, children, and those living with HIV/AIDS, become infected. According to the World Health Organization (WHO), HIV/AIDS, tuberculosis, and malaria accounted for more than 5,700,000 deaths in 2001 and caused debilitating illnesses in millions more.

(12) Tuberculosis is the cause of death for one out of every three people with AIDS worldwide and is a highly communicable disease. HIV infection is the leading threat to tuberculosis control. Because HIV infection so severely weakens the immune system, individuals with HIV and latent tuberculosis infection have a 100 times greater risk of developing active tuberculosis diseases thereby increasing the risk of spreading tuberculosis to others. Tuberculosis, in turn, accelerates the onset of AIDS in individuals infected with HIV.

(13) Malaria, the most deadly of all tropical parasitic diseases, has been undergoing a dramatic resurgence in recent years due to increasing resistance of the malaria parasite to inexpensive and effective drugs. At the same time, increasing resistance of mosquitoes to standard insecticides makes control of transmission difficult to achieve. The World Health Organization estimates that between 300,000,000 and 500,000,000 new cases of malaria occur each year, and annual deaths from the disease number between 2,000,000 and 3,000,000. Persons infected with HIV are particularly vulnerable to the malaria parasite. The spread of HIV infection contributes to the difficulties of controlling resurgence of the drug resistant malaria parasite.

(14) Although HIV/AIDS is first and foremost a health problem, successful strategies to stem the spread of the pandemic will require not only medical interventions, the strengthening of health care delivery systems and infrastructure and determined national leadership and increased budgetary allocations for the health sector in countries affected by the epidemic but also measures to address the social and behavioral causes of the problem and its impact on families, communities, and societal sectors.

(15) Basic interventions to prevent new HIV infections and to bring care and treatment to people living with AIDS, such as voluntary counseling and testing and mother-to-child transmission programs, are achieving meaningful results and are cost-effective. The challenge is to expand these interventions from a pilot program basis to a national basis in a coherent and sustainable manner.

(16) The magnitude and scope of the HIV/AIDS crisis demands a comprehensive, long-term, international response focused upon addressing the causes, reducing the spread, and ameliorating the consequences of the HIV/AIDS pandemic, including--

(A) prevention and education, care and treatment, basic and applied research, and training of health care workers, particularly at the community and provincial levels, and other community workers and leaders needed to cope with the range of consequences of the HIV/AIDS crisis;

(B) development of health care infrastructure and delivery systems through cooperative and coordinated public efforts and public and private partnerships;

(C) development and implementation of national and community-based multisector strategies that address the impact of HIV/AIDS on the individual, family, community, and nation and increase the participation of at-risk populations in programs designed to encourage behavioral and social change and reduce the stigma associated with HIV/AIDS; and

(D) coordination of efforts between international organizations such as *the Global Fund to Fight AIDS, Tuberculosis and Malaria, the Joint United* Nations Programme on HIV/AIDS (UNAIDS), the World Health Organization (WHO), national governments, and private sector organizations.

(17) The United States has the capacity to lead and enhance the *effectiveness of the international community's* response by--

(A) providing substantial financial resources, technical expertise, and training, particularly of health care personnel and community workers and leaders;

(B) promoting vaccine and microbicide research and the development of new treatment

protocols in the public and commercial pharmaceutical research sectors;

(C) encouraging governments and community-based organizations to adopt policies that treat HIV/AIDS as a multisectoral problem affecting not only health but other areas such as education, the economy, the family and *society, and assisting them to develop and implement programs corresponding* to these needs; and

(D) encouraging active involvement of the private sector, including businesses, pharmaceutical and biotechnology companies, the medical and scientific communities, charitable foundations, private and voluntary *organizations* and nongovernmental *organizations*, faith-based organizations, community-based organizations, and other nonprofit entities.

To Grace Lee
FAX 202-942-9525

From Paul M. Neuhauser
FAX: 941-349-6164
Tel: 941-349-6164

Re: Shareholder proposal submitted to Wyeth re policy response to AIDS epidemic

Number of pages including this page = 17

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660-5835 tel
973 660-7155 fax
stackmg@wyeth.com

Wyeth

February 19, 2003

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Regarding
HIV/AIDS-TB-MALARIA

Dear Sir or Madam:

Wyeth (the "Company") submitted a no-action request letter, dated December 20, 2002, regarding the above-captioned stockholder proposal received for inclusion in the proxy materials for its 2003 Annual Meeting of Stockholders from two proponents. The proposal has been withdrawn by the proponents and therefore no further review of the request need be undertaken by the staff.

Please call me at (973) 660-5835 if you have any questions.

Sincerely,



Garrett L. Stackman

cc: The General Board of Pension and Health Benefits
of The United Methodist Church
Ethical Funds Inc.

Eileen M. Lach - Corporate Secretary

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660-5835 tel
973 660-7155 fax
stackmg@wyeth.com

Wyeth

March 7, 2003

By Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Jeffrey Werbitt

Re: Stockholder Proposal Regarding
HIV/AIDS-TB-MALARIA

Dear Mr. Werbitt:

Wyeth submitted a no-action request letter, dated December 20, 2002, regarding the above-captioned stockholder proposal received for inclusion in the proxy materials for its 2003 Annual Meeting of Stockholders from two proponents, Ethical Funds Inc. and the General Board of Pension and Health Benefits of The United Methodist Church. The proposal has been withdrawn by each of Ethical Funds Inc. and the General Board of Pension and Health Benefits of The United Methodist Church. I have attached copies of the correspondences received from each of these proponents withdrawing the proposal. Wyeth hereby withdraws its no-action request letter effective immediately.

Please call me at (973) 660-5835 if you have any questions.

Sincerely,



cc: Eileen M. Lach - Corporate Secretary


ethical funds
Do the right thing.

Member of Credential Group

March 7, 2003

Mutual Fund Manager:
Ethical Funds Inc.

Mutual Fund Dealer:
Credential Asset
Management Inc.

Eileen Lach
Corporate Secretary
Five Giralda Farms
Madison, NJ 07940

BY FAX: 973-660-7155

Re: Stockholder Proposal Regarding HIV/AIDS-TB-Malaria

Dear Ms. Lach:

Ethical Funds Inc. hereby withdraws our shareholder proposal regarding the HIV/AIDS-TB-Malaria pandemic on the basis of our understanding described in your letter of February 19, 2003.

With Best Regards,

ETHICAL FUNDS INC.

Robert Walker
Vice President, SRI Policy & Research

1441 Creekside Drive 8th Floor Vancouver BC V6J 4S7 Telephone 1.877.ethical Facsimile 604.714.3859 www.ethicalfunds.com

Eileen Lach - RE: SEC Request

From: "Michalowski, Laurie" <Laurie_Michalowski@gbophb.org>
To: "Eileen Lach" <LACHE@wyeth.com>
Date: 2/25/2003 2:24 PM
Subject: RE: SEC Request
CC: <rwalker@credential.com>

Dear Ms Lach,

This is to confirm that the General Board of Pension and Health Benefits, UMC is in agreement with Mr. Walker and does withdraw the shareholder proposal entitled: STANDARDS OF RESPONSE TO THE HEALTH PANDEMIC OF HIV-AIDS-TB-MALARIA which was submitted to Wyeth on November 8, 2002.

Sincerely,

Laurie Michalowski
Coordinator, Socially Responsible Investing
GBOPHB

-----Original Message-----
From: Eileen Lach [mailto:LACHE@wyeth.com]
Sent: Tuesday, February 25, 2003 1:15 PM
To: rwalker@credential.com; Michalowski, Laurie
Subject: SEC Request

** High Priority **

Dear Mr. Walker and Ms. Michalowski:

I trust you have both received my letter of February 19, 2003, responding to your letter of February 14, 2003.

In order to close its file on the stockholder resolution, the Securities and Exchange Commission (SEC) has requested that each proponent confirm its withdrawal of the resolution with a one line e-mail indicating the withdrawal of the resolution. You can do so in a response to this e-mail, which we will forward to the SEC.

We will be in touch shortly regarding the report on the corporate internet website.

Thank you.

Very truly yours,
Eileen M. Lach, Corporate Secretary
Wyeth

Five Giralda Farms
Madison, NJ 07940

Wyeth

FACSIMILE

Date: March 7, 2003

Number of pages (including cover): 4

To: Jeffrey Werbitt
SEC

Telephone:

Fax: (202) 942-9544

cc:

From: Garrett L. Stackman

Department: General Law

Telephone: (973) 660-5835

Fax: (973) 660-7155

☐ Urgent ☐ For your review ☐ Please reply asap ☐ Please comment

Remarks:

Please see the attached.

GLS

Law Department
5 Giralda Farms
Madison, NJ 07940

Wyeth

FACSIMILE

Date: March 7, 2003

Number of pages (including cover): 2

To: Jeffrey Werbitt

Telephone:

Fax: 202-942-9544

cc:

From: Garrett L. Stackman

Department: General Law

Telephone: 973-660-5835

Fax: 973-660-7155

☐ Urgent ☐ For your review ☐ Please reply asap ☐ Please comment

Remarks: Please see the attached.



GLS

ROBERT ESSNER
NOV 12 2002

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH



(CL) LH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

November 08, 2002

Mr. Robert Essner
CEO
Wyeth
Five Giralda Farms
Madison, NJ 07940-0874

Dear Mr. Essner:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $10 billion for over 70,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 706,136 shares of common stock in Wyeth.

The General Board joins with the United Methodist Bishops in appealing to Wyeth to offer support for solutions to the AIDS crisis, especially in Africa.

Therefore, I am hereby authorized to notify you of our intention to co-file this resolution with Ethical Funds, Inc., for consideration and action by the stockholders at the 2003 Annual Meeting. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Wyeth shares, with a value of at least $2,000 for at least twelve months prior to the filing date of this proposed 2003 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of Wyeth, Inc. stock through the date of the Annual Meeting.

We are aware that management is engaged in conversations on this issue with the Sisters of Charity of St. Elizabeth, NJ. Representatives of the General Board welcome the opportunity to join in the dialogue as well.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

RECEIVED
NOV 13 2002
EILEEN M. LACH